

02012143

3-1-02



FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2002.
Total number of pages: 5.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

March 1, 2002

Changes in Directors

Tokyo, March 1, 2002 — Today, Nomura Holdings, Inc. ("NHI") announces the changes in Directors of NHI, Nomura Asset Management Co., Ltd. (100% owned by NHI), and Nomura Investor Relations Co., Ltd. (90.0% owned by NHI) as follows.

1. Nomura Holdings, Inc.

Retiring Directors (effective from March 31, 2002):

Toshiaki Ito
Executive Vice President and Representative Director

Akira Kiyokawa
Director

Toshio Ando
Director

Candidates for new Directors
(subject to approval by shareholders meeting to be held in June 2002):

Takashi Tsutsui
Director
(currently Managing Director of Nomura Securities Co., Ltd.)

Takashi Yanagiya
Director
(currently Managing Director of Nomura Securities Co., Ltd.)

2. Nomura Asset Management Co., Ltd.

Retiring Director (effective from March 31, 2002):

Akira Kiyokawa
President and Chief Executive Officer

New Directors (effective from April 1, 2002):

Toshio Ando
Chairman
(currently Executive Managing Director of Nomura Securities Co., Ltd.)

Kazutoshi Inano
President and Chief Executive Officer
(currently Executive Managing Director of Nomura Securities Co., Ltd.)

3. Nomura Investor Relations Co., Ltd.

Retiring Director (effective from March 31, 2002):

Yoshio Matsui
President and Chief Executive Officer

Change of Position (effective from April 1, 2002):

Masaharu Koike
President and Chief Executive Officer
(currently Executive Vice President)

For Further Information:

Toshiyasu Iiyama/ Ryugo Matsuo

Corporate Communications Dept., Nomura Group Headquarters

Tel: 81-3-3278-0591

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 4, 2002

By: 

Masanori Itatani
Director